Exhibit 99(a)(1)(F)

Notice to Eligible Participants Regarding Expiration of Offer Period

As of 9:00 p.m. Pacific Time on September 2, 2016, we closed the Jive Software, Inc. offer to exchange certain outstanding options for restricted stock units (the "offer"). If you were an eligible participant who properly elected to participate in the offer by exchanging some or all of your eligible option grants and did so by the deadline, your elected eligible option grants have been accepted for participation in the offer. Such options have been canceled and you no longer have any rights with respect to those options. You have been granted restricted stock unites in exchange for the canceled options, in accordance with the terms and conditions of the offer.
As described in the offer documents, you will receive restricted stock unit agreement(s) for the restricted stock units that have been granted to you in exchange for your properly tendered and canceled options.
If you have any questions, please contact Jive Corporate Legal team by email at corplegal@jivesoftware.com.